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                                                                    Exhibit 99.1


[VIVENDI UNIVERSAL LOGO]


                        Vivendi Universal's Tender Offer
               to Purchase High Yield Notes Successfully Completed


Paris, June 30, 2004 - Vivendi Universal (Paris Bourse: EX FP; NYSE: V) announced today the successful completion of its tender offer to purchase high yield notes in an aggregate cash consideration of approximately E2.3 billion.

Initially planned for E1 billion, the amount of this transaction was hence more than doubled in view of the favourable response by noteholders.

The 9.50% high yield notes denominated in euros and the 9.25% high yield notes denominated in dollars, issued by Vivendi Universal on April 8, 2003, were tendered at approximately 90% and 99%, respectively. The 6.25% high yield notes denominated in euros and dollars, issued by Vivendi Universal on July 10, 2003, were tendered at approximately 43% and 90%, respectively.

Vivendi Universal is pleased with the success of this offer, which is a further step in the group's financial restructuring and which should provide significant savings in financing expense.



Important disclaimer:
---------------------

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks described in the offer documents related to the tender offer described in this press release and the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Autorite des Marches Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at (www.sec.gov) or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.


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